Mail Stop 4561
      March 28, 2006

Ron Dobyns
Chief Financial Officer
Riverview Bancorp, Inc.
900 Washington Street, Suite 900
Vancouver, Washington 98660

      Re:	Riverview Bancorp, Inc.
      Form 10-K for Fiscal Year Ended March 31, 2005
Forms 10-Q for Fiscal Quarters Ended June 30, 2005, September 30,
2005 & December 31, 2005
File No.  000-22957


Dear Mr. Dobyns:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations







Provision for Loan Losses, page 28

1. Please tell us and revise future filings to clearly disclose whether the increase in provision for loan losses to $1.3 million for the nine months ended December 31, 2005 compared to $260,000 for the nine months ended December 31, 2004 was solely attributable to the higher loan loss rates quantified in your discussion. Further describe the reasons for the higher loss factors applied to each of the loan categories and provide us your proposed disclosures.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Note 9 - Allowance for Loan Losses, page 11

2. We note that $1.8 million was recorded to the allowance for loan losses related to the acquisition of American Pacific Bank (APB) during the quarter ended June 30, 2005. We further note in footnote
3 to the pro forma financials presented in your Form 8-K/A filed
July
1, 2005, that you recorded a purchase accounting adjustment of $800,000 related to the APB acquisition. Please tell us the authoritative accounting literature you relied upon, including your consideration of SAB Topic 2.A.5, in recording the purchase accounting adjustment.

3. Tell us if you acquired any loans in the APB acquisition that were under the scope of SOP 03-3. For those applicable loans, tell us whether the historical allowance was carried over at the acquisition date and provide the disclosures required by paragraphs 14-16 of SOP
03-3.


* * *


   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.



   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3423 if you have questions.

   								Sincerely,



      Amit Pande
      Assistant Chief Accountant

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Mr. Ron Dobyns
Chief Financial Officer
Riverview Bancorp, Inc.
March 28, 2006
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